November 30, 2004

via U.S. mail and facsimile

Alan H. Lund
Vice Chairman and Chief Financial Officer,
International Lease Finance Corporation
10250 Constellation Boulevard, Suite 3400
Los Angeles, California 90067

Re:	International Lease Finance Corporation
	Registration Statement on Form S-3
	Filed on November 19, 2004
	File No. 333-120649

Dear Mr. Lund,

      This is to advise you that we have reviewed only Item 4 of your
Form 10-Q for the quarter ended September 30, 2004, which your registration statement incorporates by reference. Please revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing your response, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarter Ended September 30, 2004
Item 4. Controls and Procedures

1. Please disclose whether the officers have concluded that the disclosure controls and procedures are "effective" at the reasonable assurance level.

2. Please disclose whether the officers have concluded that the effectiveness of its disclosure controls and procedures extend to the variable interest entities, and briefly discuss those controls. Please explain what effect the inability to assess effectiveness of internal controls has on your disclosure controls over these entities. We may have additional comments upon review of your response.



Closing Comments

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


Please direct any questions to Brigitte Lippmann at (202) 942-
0755.
You may also direct questions to the undersigned Assistant
Director,
who supervised the review of your filing, at (202) 942-1950.

						Sincerely,


						Pamela Long
						Assistant Director


cc:  	Richard A. Boehmer, Esq.
	O`Melveny & Myers LLP
	400 South Hope Street
	Los Angeles, California 90071
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Alan H. Lund
International Lease Finance Corporation
November 30, 2004
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE